Exhibit 21.1
LIST OF REGISTRANT’S SUBSIDIARIES
     Tejas Securities Group Holding Company, a Texas corporation
     Tejas Securities Group, Inc., a Texas corporation
     Capital & Technology Advisors, Inc., a Delaware corporation
     Capital Advisors Securities Group, Inc., a Delaware corporation
     TSBGP, LLC., a Texas limited liability company
     TI Building Partnership, LP., a Texas limited partnership